UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Acquisition of Shares or Investment Certificates of Other Corporation

Subsidiary company	POSCO	‘s material business matters to report

Subsidiary company		POSCO	‘s material business matters to report
1. Details of issuing company	Name of company	Saffron Resources Private Limited
	Nationality	India	Representative	Mr. Pavan Kumar Mittal and 2 others
	Capital stock (KRW)	158,100,000	Relationship to company	-
	Total number of shares issued	1,000,000	Main business	Mining business
2. Details of acquisition	Number of shares to be acquired	-
	Acquisition cost (KRW)	1,609,551,800,000
	Equity capital (KRW)	34,193,497,589,134
	Ratio to equity capital (%)	4.7
	Classified as a large-sized corporation?	Yes
3. Number of shares held and shareholding ratio after acquisition	Number of shares held	-
	Shareholding ratio(%)	50
4. Acquisition method		Cash Acquisition
5. Purpose of acquisition		Establishment of an Integrated Steel Mill JV in Odisha, India
6. Scheduled acquisition date		2031-12-31
7. Subject to filing of a material fact report on asset acquisition?		N/A
-Total assets (as of the end of the latest fiscal year) (KRW)		50,280,606,138,410	Acquisition cost /Total assets(%)	3.2
8. Deemed a backdoor listing?		N/A
-Plan to increase capital through third-party allotment within six months?		N/A

	9. Satisfying backdoor listing requirements for the issuing company (another corporation)?	N/A
	10. Date of board resolution (decision date)	2026-04-17
-Attendance of outside directors	Present (No.)	2
	Absent (No.)	-
	-Attendance of auditors (members of Audit Committee who are not outside auditors)	Present
	11. Subject to reporting to the Fair Trade Commission?	No
	12. Signed a put option contract, etc.?	No
	-Details of agreements	-
13. Other matters to be factored into investment decisions

- This disclosure pertains to the investment made by POSCO alongside JSW to jointly construct an integrated steel mill in Odisha, India, as a means to respond to changes in the Indian steel market and to continuously expand market share in the automotive steel sector.

- The structure involves our company acquiring new shares in Saffron Resources Private Limited (hereinafter “Saffron”), a subsidiary of JSW, whereby Saffron will be restructured into a Joint Venture Company (JVC) with a 50:50 shareholding ratio between POSCO and JSW.

- This investment is subject to the satisfaction of certain conditions precedent, and the implementation and structure of the project may change depending on the fulfillment of such conditions.

- Number of Shares to be Acquired under ‘2. Details of acquisition’ and Number of Shares Held under ‘3. Number of shares held and shareholding ratio after acquisition’ will be provided with an amended disclosure once they are finalized.

- Under ‘2. Details of Acquisition,’ Acquisition Cost (in KRW) is approx. USD 1,093 million, converted to KRW based on the SMBS exchange rate of KRW 1,472.60 per dollar, as of April 17, 2026. This is the total capital value that POSCO will contribute by the end of 2031, the final payment year, toward the construction of the integrated steel mill in India.

POSCO’s total investment amount is US$3,644 million. Of this, the debt portion of US$2,551 million will be submitted for a separate Board approval and disclosed once the financing plan is finalized.

- ‘6. Scheduled acquisition date’ is stated as the end of 2031, which is the final year of capital payment from the contribution amount for the integrated steel mill in India. The payment will be executed in stages during the construction period.

- The aforementioned schedule and payment details are subject to change based on the project progress.

Disclosure on material business matters of the subsidiary company

○

Name of subsidiary : POSCO

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Ratio of total assets : 57.7%

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Ratio of total asset is based on the statement of financial position of POSCO HOLDINGS INC as of December 31, 2025.

Related disclosure	-

[Condensed Financial Statements of Issuing Company]

(KRW)

Category	Total assets	Total liabilities	Total shareholders’ equity	Capital stock	Sales	Net income	External auditor’s opinion	External auditor
Current fiscal year	23,290,057,696	22,442,421,864	847,635,831	171,357,328	-	-2,454,134,017	Unqualified opinion	A Bhattachrjee & Co. Chartered Accountant
Previous fiscal year	18,830,804,224	17,710,642,857	1,120,161,367	1,615,374	-	-26,446,997	Unqualified opinion	A Bhattachrjee & Co. Chartered Accountant
Two fiscal years prior	17,544,319,635	16,418,334,403	1,125,985,232	1,585,805	25,438,796	57,306,463	Unqualified opinion	STAS & Associates Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: April 20, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President